ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6: Activities of Service Providers	
b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?	X Yes ☐ No
If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.	As noted in Part II, Item 6.a, TSX Alpha U.S., Inc. has entered into agreements with certain of its Affiliates. Specifically, TSX Alpha U.S., Inc. has entered into Intercompany Services Agreements with TSX US Inc., TSX Inc., and VettaFi LLC to access various services from Shared Employees. As described further in Part III, Item 7.a., the technology support for AlphaX US's matching engine is provided pursuant to the Intercompany Services Agreement between TSX Alpha U.S., Inc. and TSX Inc. TSX Alpha U.S., Inc. has also entered into a Software License Agreement with Montreal Exchange, Inc., whereby that Affiliate provides the AlphaX US trading technology software detailed in Part III, Item 11. Pursuant to each of these agreements, the Affiliates support the services and functionalities of AlphaX US. ~~TSX Alpha U.S., Inc. has contracted with Regulatory Ridge, LLC ("Regulatory Ridge, LLC") to support AlphaX US's compliance program.~~ ~~Regulatory Ridge provides supplementary compliance assistance and regulatory guidance to TSX Alpha U.S., Inc. No person affiliated with Regulatory Ridge is registered with TSX Alpha U.S., Inc.~~ In addition to the foregoing, TSX Alpha U.S., Inc. has entered into agreements with the following technology vendors who each support the services and functionalities of AlphaX US: TSX Alpha U.S., Inc. has entered into an agreement with Instinet, LLC ("Instinet") to provide the clearance and settlement services described in Part III, Item 22. As described in Part III, Item 7.a, the data center used by AlphaX US is provided by Equinix, Inc. ("Equinix"). Specifically, Equinix operates the NY5 Data Center ("NY5") in Secaucus, N.J., where the AlphaX US matching engine is located. Participant broker-dealers connect to AlphaX US via the cross-connects managed by Equinix.

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<td>AlphaX US leases servers from Amazon Web Services, Inc. (AWS), which host the matching engine. Please refer to Part III, Item 11 for additional details regarding the matching engine.

TSX Alpha U.S., Inc. has entered into an agreement with S3 Matching Technologies LP ("S3") to provide the Consolidated Audit Trail ("CAT") reporting and surveillance services described in Part II, Item 7.d.

As further described in Part III, Item 21, TSX Alpha U.S., Inc. has engaged Nasdaq, Inc. ("NASDAQ") as its trade reporting facility ("TRF").

TSX Alpha U.S., Inc. has entered into an agreement with Exchange Data International Limited ("EDI") to provide US equity security reference data files, as described in Part III, Item 23.a.

TSX Alpha U.S., Inc. performs risk-based reviews of its third-party vendor relationships at the time of engagement, and periodically thereafter. The initial reviews include consideration of the service levels to be performed, potential strategic risk, and the security and confidentiality controls of the vendors. During periodic reviews, Registered Principals of TSX Alpha U.S., Inc. review the security and confidentiality controls of TSX Alpha U.S., Inc.'s critical vendors.</td>
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<td colspan="2">**Item 7: Protection of Confidential Trading Information**</td>
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<td>d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is</td>
<td>The TSX Alpha U.S., Inc.'s Management Team, comprised of the President, CCO, and CFO, have oversight responsibilities that require access to both real-time and post-trade Confidential Trading Information.

TSX Alpha U.S., Inc.'s President and Sales, Product, and Operations Departments require access to both real-time and</td>
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accessible by them, and the basis for the access.	post-trade Confidential Trading Information for trade support, customization, Participant education, and market oversight. These employees are the first point of contact for intraday Participant and trade support. Their access to both real-time and post-trade Confidential Trading Information is essential to providing Participants with fast and efficient support while resolving any issues. The operation of AlphaX US is monitored in real-time by the Market Operations Team to ensure the functioning of the trading system is in line with the AlphaX US operating procedures and securities trading rules and regulations.

Authorized Market Operations personnel monitor trading system status, latencies, data outputs, potential quote issues, as well as system load and capacity metrics.

As described in Part II, Item 6.a above, TSX Alpha U.S., Inc.'s Affiliates provide the services of Shared Employees pursuant to applicable Intercompany Services Agreements. The Shared Employees who have access to certain Confidential Trading Information necessary to perform their services under applicable Affiliate agreements include individuals involved in the following roles and responsibilities:

1. Legal (who provide legal advice, and may need and have access to all forms of Confidential Trading Information in order to perform their legal advisory duties), provided by TSX Inc.;
2. Finance, Accounting, and Internal Audit (who provide support for invoicing, accounts payable, financial reconciliation, and audits, and may need post-trade Confidential Trading Information), provided by Vettafi, LLC and TSX Inc.;
3. Information Technology (who provide technical, testing, and development support, and may need and have access to all forms of Confidential Trading Information in order to perform their duties), provided by Montreal Exchange, Inc.;
4. Enterprise Risk Management (who provide and develop methods and processes to manage risk, and may need and have access to all forms of Confidential Trading Information in order to perform their duties), provided by TSX Inc.; and
5. Market Operations and Business Intelligence (who provide AlphaX US support and platform analytics, and may need and have access to all forms of Confidential Trading Information in order to perform their duties), provided by TSX Inc.
6. Compliance (who is responsible for the broker-dealer operator's compliance program, and has access to all forms of Confidential Trading Information for purposes of Participant onboarding and trade surveillance, as well as when assisting with regulatory inquiries and examinations), provided by TSX Inc. |

	Each of the Shared Employees are subject to, and bound by, internal policies regarding confidentiality as well as the confidentiality provisions in the applicable Intercompany Services Agreements. TSX Alpha U.S., Inc. has contracted the following third-party vendors who have access to Confidential Trading Information: ~~1. Regulatory Ridge is a regulatory consultant that may have limited access to all forms of Confidential Trading Information as needed when assisting the CCO with regulatory inquiries and examinations, or in conducting annual compliance reviews;~~ 1~~2~~. Instinet provides clearance and settlement services, and needs and has access to Confidential Trading Information related to real-time order executions, in order to perform clearing and settlement services; 2~~3~~. S3 provides CAT reporting and surveillance services, and has access to all forms of Confidential Trading Information, for the purposes of CAT reporting and trade surveillance services; and 3~~4~~. NASDAQ who will act as AlphaX US's TRF, will have access to all forms of Confidential Trading Information in order to perform its duties). Each of the above third-party vendors is bound by the confidentiality provisions in its applicable agreement with TSX Alpha U.S., Inc.